HEALTH ADVANCE, INC.

9131 KEELE STREET, SUITE A4

VAUGHAN, ONTARIO, CANADA L4K 0G7

APRIL 14, 2022

VIA EDGAR

Attorney Nicholas Lamparski

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re: Health Advance, Inc.

Form 1-A: Request for Qualification

File No. 024-11764

Dear Mr. Lamparski:

Health Advance, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 12:00 PM EST on Monday, April 18, 2022, or as soon as practicable thereafter. We confirm that the State of Georgia is prepared to qualify the offering.  We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Larry McLachlin Larry McLachlin CEO